Exhibit 99.1

Ceremonial Opening of Ballard's China Stack Joint Venture Production Facility

VANCOUVER, BC and YUNFU, China, Sept. 6, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) announced that a ceremonial opening event was held today at the company's FCvelocity®-9SSL fuel cell stack joint venture operation in the City of Yunfu, in China's Guangdong Province. Ballard has a 10% interest in the joint venture – called Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("JVCo") – together with partner Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy"). The fuel cell stacks manufactured by JVCo are expected to be used primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles in China.

Today's event was attended by the Party Secretary of China's Guangdong Province, Mr. Hu Chunhua, Mayor of Yunfu, Mr. Wang Sheng, and Vice-Mayor of Foshan/Yunfu, Mr. Xu Guo, together with other Chinese government officials.

"This landmark opening of our stack joint venture operation represents a critical part of our localization strategy to profitably service the unprecedented level of market interest for Fuel Cell Electric Vehicles, or FCEVs, in Heavy Duty Motive applications in China – the largest market in the world," said Randy MacEwen, Ballard's President and CEO, while attending the opening ceremony. "Our strategy is to enable Ballard's Chinese partners to rapidly achieve scale and significantly drive down product costs while also satisfying local content objectives for locally manufactured stacks and modules."

Mr. MacEwen continued, "With Ballard's brand strength, technology leadership and field experience, we believe the Company is uniquely positioned to address the fast-growing market for FCEVs in Heavy Duty Motive applications in China and around the globe."

David Whyte, Ballard Vice President – Operations added, "This impressive stack production operation already has over 90 employees and has begun producing qualified product. Work is also underway to achieve certification to ISO9001:2015 and IATF16949:2016 quality standards."

The JVCo operation is currently ramping to an annualized production capacity of 6,000 fuel cell stacks by late 2017 and is designed to achieve an annualized production capacity of 20,000 fuel cell stacks, based on 3 shifts running 5-days per week. The operation has implemented certain advanced automation techniques.

The joint venture transaction, which closed in October 2016, has a contemplated minimum value to Ballard of $170 million over 5-years, comprised of:

•	$20 million in Technology Solutions revenue for technology transfer services, production equipment specification and procurement services, training and commissioning support in relation to the establishment of a production facility for the manufacture and assembly of FCvelocity®-9SSL fuel cell stacks, with most of this revenue expected to be recognized in 2017; and
•	Ballard's exclusive supply of membrane electrode assemblies (MEAs), a key component of every fuel cell, for each fuel cell stack manufactured by the joint venture, with minimum annual MEA volume commitments on a "take or pay" value of at least $150 million over the initial 5-year term from 2017 to 2021.

Mr. Whyte continued, "Our business model in China is risk adjusted, capital light and IP protected, while offering near-, mid- and long-term cash flow streams at various points in the value chain. Our $150 million long-term MEA supply contract provides forward visibility on baseload MEA production volumes. We also expect Ballard to realize value at the stack level from our participation in JVCo. Finally, at the module level, we expect to receive technology transfer fees as well as recurring royalty payments from modules assembled by local partners, while driving demand for stacks from the JVCo production line."

JVCo has an exclusive right to manufacture and sell FCvelocity®-9SSL stacks in China. Exclusivity is subject to certain performance criteria of the joint venture, including compliance with: a code of ethics; Ballard's quality policies and branding practices; payment terms; and certain intellectual property covenants; as well as achievement of the minimum annual "take or pay" MEA volumes. Ballard will have the exclusive right to purchase FCvelocity®-9SSL fuel cell stacks and sub-components from JVCo for sale outside China.

Mr. Whyte concluded, "JVCo will also provide Ballard access to additional stack production capacity to help us cost effectively meet growing global demand while mitigating the need for future capital spend on in-house capacity."

Ballard contributed approximately $1.0 million for its 10% interest in JVCo. It has no further obligation to provide future funding to JVCo. Ballard's CEO serves as one of the three members of the JVCo board of directors. Ballard has veto rights over certain key JVCo decisions, including the appointment of certain key management, appointment of auditors, and JVCo's pricing and branding policies.

About Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd.
Synergy is a high-tech enterprise and fundamental platform for the hydrogen industry of Foshan and Yunfu, with hydrogen fuel cell technologies and products at its core. The company is located in the South Area of Foshan-Yunfu Industrial Transfer Park, Silao town, Yuncheng District, Yunfu City, Guangdong Province, China.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning expected revenues and other benefits of the transactions, market interest in our products, anticipated market demand for fuel cell products and available government subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/06/c3485.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:15e 06-SEP-17